Exhibit 99.1

IMPERIAL PETROLEUM INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

August 3, 2022

Dear Stockholder:

You are cordially invited to attend the 2022 Annual Meeting of Stockholders of Imperial Petroleum Inc., which will be held on Wednesday, September 14, 2022 at 11:00 a.m. Greek local time at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece.

The following Notice of the 2022 Annual General Meeting of Stockholders and 2022 Proxy Statement describe the items to be considered by the stockholders at the meeting and contain certain information about our company and its officers and directors.

We are pleased to provide our proxy materials to our stockholders over the Internet. On or about August 4, 2022, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2022 Proxy Statement, 2021 Annual Report and voting instructions are available online. As more fully described in that Notice, stockholders may choose to access our proxy materials on the Internet or may request to receive paper copies of the proxy materials. This allows us to conserve natural resources and reduces the costs of printing and distributing the proxy materials, while providing our stockholders with access to the proxy materials in a fast and efficient manner. If you request proxy materials by mail, the Notice of the 2022 Annual General Meeting of Stockholders, 2022 Proxy Statement and proxy card or voting instruction card and 2021 Annual Report will be sent to you.

Whether or not you are able to attend the 2022 Annual General Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by requesting a printed copy of the proxy materials and completing and returning by mail the proxy card or voting instruction card that you will receive in response to your request. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Please vote as soon as possible.

We hope to see you on September 14th.

Sincerely,

Harry N. Vafias
Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON SEPTEMBER 14, 2022

The Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card or voting instruction form and the Company’s 2021 Annual Report to Stockholders are available at www.Imperialpetro.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

YOUR VOTE IS IMPORTANT.

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2022 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD OR VOTING INSTRUCTION FORM WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2022 ANNUAL MEETING.

IMPERIAL PETROLEUM INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, September 14, 2022

NOTICE IS HEREBY GIVEN that the 2022 Annual Meeting of Stockholders of Imperial Petroleum Inc., a corporation incorporated in the Republic of the Marshall Islands, will be held at 11:00 a.m. Greek local time, Wednesday, September 14, 2022, at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece for the following purposes:

1.	to elect one director to hold office until the annual meeting of stockholders in 2025 and such director’s successor has been duly elected and qualified;

2.	to ratify the appointment of our independent auditors; and

3.	to transact such other business as may properly come before the 2022 Annual Meeting and any adjournments or postponements thereof.

During the 2022 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2021. Copies of our audited consolidated financial statements are contained in our 2021 Annual Report to Stockholders, which is being made available to stockholders together with the accompanying proxy statement. Our 2021 Annual Report to Stockholders is also available on our website at www.Imperialpetro.com under the heading “Investor Relations-SEC Filings” or at www.proxyvote.com.

Only holders of record of shares of our common stock, par value $0.01 per share, at the close of business on July 22, 2022 will be entitled to receive notice of, and to vote at, the 2022 Annual Meeting and at any adjournments or postponements thereof.

You are cordially invited to attend the 2022 Annual Meeting. Whether or not you expect to attend the 2022 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2022 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

Harry Vafias
President, Chief Executive Officer and Chairman
Athens, Greece
August 3, 2022

IMPERIAL PETROLEUM INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

PROXY STATEMENT FOR THE 2022 ANNUAL MEETING OF STOCKHOLDERS

To be held on Wednesday, September 14, 2022

This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Imperial Petroleum Inc., a corporation incorporated in the Republic of the Marshall Islands, for use at the 2022 Annual Meeting of Stockholders of the Company to be held at 11:00 a.m. Greek local time, Wednesday, September 14, 2022, at the Company’s offices at 331 Kifissias Avenue, Erithrea 14561 in Athens, Greece and at any adjournments or postponements thereof.

On or about August 4, 2022, we will begin mailing a Notice of Internet Availability of Proxy Materials to stockholders informing them that our 2022 Proxy Statement, 2021 Annual Report and voting instructions are available online.

VOTING METHODS

Internet Voting

All stockholders of record and street name holders may vote on the Internet by accessing the following website address: http://www.proxyvote.com.

Telephone Voting

All stockholders of record may vote by calling the following toll-free telephone number: 1-800-690-6903. Please follow the voice prompts.

If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

If you receive a printed copy of the proxy materials, you can vote by completing the accompanying proxy card or voting instruction form and returning it in the return envelope provided. If you receive a Notice, you can request a printed copy of the proxy materials by following the instructions contained in the Notice. If you vote by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Stockholders of Record and Beneficial Owners

If your shares are registered directly in your name on the books of the Company maintained with the Company’s transfer agent, American Stock Transfer & Trust Company, you are considered the “stockholder of record” of those shares and, if you request to receive a paper copy of them, the proxy materials will be mailed directly to you.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder) and, if you request to receive a paper copy of them, the proxy materials will be forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2022 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2022 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

A proxy that is properly executed, whether on the Internet, by telephone or by mail and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the nominee for director described herein, (ii) for the ratification of the appointment of our independent auditors and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2022 Annual Meeting or any adjournments or postponements thereof.

Any stockholder who votes by using the Internet, by telephone or by completing and returning by mail the proxy card or voting instruction form may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail, or (iii) appearing in person at the 2022 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2022 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2022 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

Holders of our common stock as of the close of business on July 22, 2022 will be entitled to notice of, and to vote at, the 2022 Annual Meeting or any adjournments or postponements thereof. On that date there were 190,254,034 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2022 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters) of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2022 Annual Meeting will constitute a quorum at the 2022 Annual Meeting.

Assuming that a quorum is present at the 2022 Annual Meeting, the directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2022 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of the directors or the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of July 22, 2022 held by:

•	each person or entity that we know beneficially owns 5% or more of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”). In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of July 22, 2022 are considered as beneficially owned by the person holding such options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership for each stockholder is based on 190,254,034 shares of common stock outstanding as of July 22, 2022. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% Beneficial Stockholders
None
Executive Officers and Directors
Harry N. Vafias	1,032,382		*
John Kostoyannis	1,412		*
George Xiradakis	—		*
Ifigeneia (Fenia) Sakellari	399		*
All executive officers and directors as a group (four persons)	1,034,193		*

*	Less than 1%.

PROPOSAL ONE — ELECTION OF DIRECTORS

Our Board currently consists of three directors. Under our Amended and Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is duly elected and qualified. Our Board of Directors has determined that John Kostoyannis and George Xiradakis are each independent, as neither of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

Mr. George Xiradakis is the Class I director whose term expires this year. Mr. Xiradakis is standing for election as a director at the 2022 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2025. Mr. Xiradakis has consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominee from serving if elected. If the nominee becomes unable to stand for election as a director at the 2022 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of the nominee for director and each continuing director is set forth below.

The Board recommends that stockholders vote FOR the following nominee for director.

NOMINEE FOR ELECTION

Name	Age(1)	Positions	Director Since
George Xiradakis	57	Class I Director — Term to Expire in 2025(2)	2021

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Harry N. Vafias	44	President, Chief Executive Officer, Chairman and Class III Director — Term to Expire in 2024	2021

John Kostoyannis	56	Class II Director — Term to Expire in 2023(2)	2021

(1)	As of July 31, 2022.
(2)	Member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Nominee for Election

The Board of Directors has nominated the following individual to serve as director:

George Xiradakis

Class I Director

George Xiradakis has been a member of our Board of Directors since November 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the

United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He has also been a Board Member of other US listed shipping companies.

Directors Continuing in Office

The following directors will continue in office:

Class III Director

Harry N. Vafias

President, Chief Executive Officer and Chairman

Harry N. Vafias has been a member of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum since its inception on May 14, 2021. He has also been the President and Chief Executive Officer and a member of the Board of Directors of StealthGas since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Class II Director

John Kostoyannis

Director

John Kostoyannis has been a member of our Board of Directors since November 2021. He has also been a member of the Board of Directors of StealthGas since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

CORPORATE OFFICERS OF THE COMPANY

Our corporate officers are appointed by the Board and serve at the discretion of the Board. Our current executive officers, their respective ages and positions are set forth below. The biographical summary of Mr. Vafias, who serves as a member of the Board, appears above while Ms. Sakellari’s biographical summary is set forth below.

Name	Age(1)	Positions
Harry N. Vafias	44	President, Chief Executive Officer and Chairman

Ifigeneia (Fenia) Sakellari	41	Interim Chief Financial Officer

(1)	As of July 31, 2022.

The following is the biographical summary of our officer who is not a director:

Ifigeneia (Fenia) Sakellari

Interim Chief Financial Officer

Ifigeneia (Fenia) Sakellari is our Interim Chief Financial Officer. Ms. Sakellari has 17 years of experience in finance and has been a finance officer of StealthGas since 2015. Prior to this, Ms. Sakellari was employed for seven years with Piraeus Bank where she held positions in both its credit departments (corporate and project finance) and in its private equity investment arm. Ms. Sakellari holds a Bachelor Degree in Management Sciences from the London School of Economics and a Masters Degree in finance from SDA Bocconi.

CORPORATE GOVERNANCE

Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through discussions with the President and Chief Executive Officer and other members of the Company’s management team, the review of materials provided to directors and participation in meetings of the Board and its committees.

Documents Establishing Our Corporate Governance

The Board of Directors and the Company’s management engage in an ongoing review of our corporate governance practices in order to ensure compliance with the applicable corporate governance rules of the SEC and the listing criteria of the Nasdaq Stock Market.

We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	Corporate Governance Guidelines;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.

Our Code of Business Conduct and Ethics is posted on our website, and may be viewed on our website: www.imperialpetro.com under “Company Profile-Corporate Governance.” We will also provide a paper copy of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq Capital Market. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the Nasdaq Capital Market rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Nasdaq Capital Market permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the Nasdaq Capital Market. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we to have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members. In addition, in lieu of obtaining shareholder approval prior to certain issuances of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Independence of Directors

The Board has determined that Messrs. Xiradakis and Kostoyannis, comprising a majority of our Board of Directors, do not have or have not had a material relationship with us either directly or indirectly during 2021 that would interfere with the exercise of their independent judgment as directors of the Company. The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that a director cannot be independent until three years after the end of certain relationships or situations involving the director, members of his/her immediate family and their employment or affiliation with the Company, its auditors, or in other specified circumstances.

Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors as a group may do so by writing to Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

Board of Directors

In accordance with the Company’s Amended and Restated Bylaws, the Board has specified that the number of directors will be set at three. The Board may change the number of directors by a vote of a majority of the entire Board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the Board created by death, resignation, removal (which may only be for cause), failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board.

Committees of the Board

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which has a charter that may be viewed at our website, http://www.Imperialpetro.com. We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Ifigenia Sakellari, Secretary, Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The members of each committee are John Kostoyannis and George Xiradakis, each of whom is an independent director under applicable Nasdaq and SEC requirements.

Audit Committee

Mr. Xiradakis is Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is reviewed and approved annually by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s appointment, qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required stockholder approval; and

•	performance of the Company’s independent audit function and independent auditors, as well as preparing an Audit Committee Report to be included in our annual proxy statement.

Our Audit Committee is also responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors, which procedures require the audit committee to approve any such transaction. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction, as defined in Item 7.B of Form 20-F, before it is consummated.

The Board of Directors has determined that Mr. Xiradakis whose biographical details are included herein qualifies as an audit committee financial expert as defined under current SEC regulations and each of Messrs. Kostoyannis and Xiradakis is independent in accordance with the listing standards of the Nasdaq Stock Market and SEC rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary as described below under “Stockholder Communications with Directors.” Individuals proposed by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means.

The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate’s experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate’s independence from conflict of interest with us; (iv) the candidate’s ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate’s character, judgment and reputation, and current or past service in positions or affiliations; and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

Indemnification

Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer of our company will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity extends to any person acting as a director or officer in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter which would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

Any stockholder may propose that any matter, including the nomination of a person for election as a director, be included in the annual stockholder meeting, so long as the matter is properly brought before the meeting in compliance with the procedures set forth in our Amended and Restated Bylaws. Our Amended and Restated Bylaws provide that stockholder who wishes to propose an individual for election as director must provide written notice to the Secretary of our Company of the intention to propose the nominee and the nominee’s willingness to serve as director. Notice must be given not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as director, (i) the name of the person to be nominated, (ii) the number and class of all shares of stock of the Company owned by the person and (iii) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. These and other provisions in our Amended and Restated Bylaws as to the form and content of a stockholder’s notice may impede stockholders’ ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders.

Compensation

The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The Compensation Committee is comprised of directors who are independent under Nasdaq Stock Market rules, applicable SEC requirements and the Company’s requirements for independent directors. The members of the Compensation Committee are George Xiradakis, who serves as Chairman, and John Kostoyannis.

Harry N. Vafias serves as the Company’s President and Chief Executive Officer and Ifigeneia Sakellari serves as our Interim Chief Financial Officer. Each of these officers is an employee of the management company and, except for any awards of stock options, restricted stock or other equity awards that may be granted to such individual, as discussed below, are not directly compensated by the Company.

Cash Compensation

We do not pay any direct cash compensation to our executive officers. The services of our Chief Executive Officer and Interim Chief Financial Officer are provided under the management agreement with Stealth Maritime initially for the first 12 months following our spin-off from StealthGas Inc., which occurred on December 3, 2021, and then our Board will agree upon any additional management compensation. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation. We expect to pay to Stealth Maritime $0.3 million for the services of our executive officers in the initial year following the spin-off. Prior to our spin-off from StealthGas Inc., neither we nor Stealth Maritime paid any compensation to our executive officers.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Awards.” We have not granted any awards to directors or officers of the Company since our inception, and we did not recognize any share-based compensation expense in 2019, 2020 or 2021.

Our Chief Executive Officer who also serves as Chairman of the Board Directors does not receive additional compensation for his service as a director. Each independent director receives annualized fees of $25,000 plus reimbursement of their out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

Equity Awards

Our directors and officers and employees of the management company are also eligible to receive compensation directly from the Company in the form of stock options, stock grants or other equity awards. Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons providing significant services to us, including employees of our managers, or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 10% of the number of shares of our common stock issued and outstanding at the time any award is granted. No awards have been granted under the plan since its inception. We did not recognize any share-based compensation expenses in 2019, 2020 and 2021.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of Deloitte Certified Public Accountants S.A., independent registered public accounting firm, as auditors of the Company for the year ending December 31, 2022. The Board recommends approval by our stockholders of the appointment of Deloitte Certified Public Accountants S.A. as our auditors for the fiscal year ending December 31, 2022.

Representatives of Deloitte Certified Public Accountants S.A. are expected to be present at the 2022 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. Deloitte Certified Public Accountants S.A. has been our independent auditors since our inception in 2021 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accounting Fees and Services

The following table shows the total fees paid or accrued by us for audit and other services provided by Deloitte Certified Public Accountants S.A., independent registered public accounting firm, which we refer to as Deloitte, for the fiscal year ended December 31, 2021 and breaks down these amounts by the category of service.

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ending 2021, 2020 and 2019, acting as our independent auditor since our inception in 2021. All services provided by Deloitte were pre-approved by the Audit Committee. Those services provided before the completion of our Spin-Off from StealthGas Inc. on December 3, 2021, were pre-approved by the Audit Committee of StealthGas Inc.

2021
Audit fees	$194
Assurance/audit related fees	—
Tax fees	—
All other fees	—
Total	$194

Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements for fiscal years ending 2021, 2020 and 2019, (ii) the review of our quarterly financial information and (iii) the review of registration statements and related consents and any other audit services required for SEC or other regulatory filings.

Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2021.

Tax Fees

Deloitte did not provide any tax services in 2021.

All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2021.

Non-audit services

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

The Audit Committee and the Board of Directors recommend that the stockholders vote FOR the ratification of the appointment of Deloitte Certified Public Accountants S.A. as our independent auditors for the fiscal year ending December 31, 2022.

OTHER MATTERS

Registered and Principal Executive Offices

Our registered address in the Republic of The Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Marshall Islands MH96960. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece and our telephone number at that address is + 30 210 625 0001. Our corporate website address is http://www.Imperialpetro.com.

U.S. Securities and Exchange Commission Reports

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the SEC, are available to stockholders free of charge on the Company’s website at www.Imperialpetro.com under the heading “Investor Relations-SEC Filings” or by writing to the attention of Harry Vafias, President and Chief Executive Officer, Imperial Petroleum Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.

General

The enclosed proxy is solicited on behalf of the Company’s Board of Directors. Unless otherwise directed, proxies held by Harry N. Vafias, our President and Chief Executive Officer, or Ifigeneia (Fenia) Sakellari, our Interim Chief Financial Officer, will be voted at the 2022 Annual Meeting or any adjournments or postponements thereof FOR the election of the director nominee to the Board named on the proxy card or voting instruction form and FOR the ratification of the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2022 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

Please vote all of your shares. Beneficial stockholders sharing an address who are receiving multiple copies of the proxy materials and Annual Report to Stockholders should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address.

In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to Stockholders to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to Stockholders to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement and Annual Report to Stockholders, now or in the future, should submit their request to us by telephone at + 30 210 625 0001 or by submitting a written request to Imperial Petroleum Inc. at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.